UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Nabi Biopharmaceuticals
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

629519109
(CUSIP Number)

WARD DIETRICH
THE MANGROVE PARTNERS FUND, L.P.
c/o Mangrove Partners
10 East 53rd Street, 31st Floor
New York, New York 10022
(646) 470-9450

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 629519109

1	NAME OF REPORTING PERSON THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,530,297
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,530,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,297*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN

* Includes 62,900 Shares underlying certain options that are exercisable within 60 days.

CUSIP NO. 629519109

1	NAME OF REPORTING PERSON MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,530,297
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,530,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,297*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

* Includes 62,900 Shares underlying certain options that are exercisable within 60 days.

CUSIP NO. 629519109

1	NAME OF REPORTING PERSON MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,530,297
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,530,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,297*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

* Includes 62,900 Shares underlying certain options that are exercisable within 60 days.

CUSIP NO. 629519109

1	NAME OF REPORTING PERSON NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,530,297
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,530,297
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,530,297*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

* Includes 62,900 Shares underlying certain options that are exercisable within 60 days.

CUSIP NO. 629519109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Mangrove Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A.  The aggregate purchase price of the 3,530,297 Shares beneficially owned by Mangrove Fund is approximately $6,157,801, excluding brokerage commissions.  Such aggregate purchase price includes $157,250, which is the aggregate purchase price of 62,900 Shares underlying certain options exercisable within 60 days.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 2, 2012, the Issuer commenced a “modified Dutch auction” tender offer for up to $23,000,000 of its common stock at a price per Share not less than $1.58 and not greater than $1.72 (the “Modified Dutch TO”). The tender offer is set to expire at 12:00 midnight, at the end of the day, New York City time, on Monday, July 30, 2012, unless extended by the Issuer.  The Modified Dutch TO allows stockholders to indicate how many Shares and at what price within the Issuer’s specified range they wish to tender. Based on the number of Shares tendered and the prices specified by the tendering stockholders, the Issuer will then determine the lowest price per Share within the range that will enable the Issuer to purchase $23,000,000 of its common stock (or a lower amount if the offer is not fully subscribed).

On July 25, 2012, the Reporting Persons tendered into the Modified Dutch TO all of their Shares of Issuer common stock at an indicated price of $1.68 per Share.  Assuming the Issuer does not otherwise modify the terms or conditions of the Modified Dutch TO, the Reporting Persons do not currently intend to withdraw their tendered Shares or modify the price or number of their tendered Shares.  The Reporting Persons decided to tender their Shares at $1.68, which is a 4% premium to the recent closing price of the Issuer’s stock of $1.61 per Share, because they believe that the Issuer’s repurchase of a substantial number of Shares above the current trading price is likely to result in a decline in the Issuer’s stock price following the expiration of the Modified Dutch TO.  The Reporting Persons believe this is a well-accepted “no arbitrage” principle in corporate finance and can be seen in numerous past tenders that took place at a premium to current market prices.  If there is such a decline in the price levels of the Shares following the Modified Dutch TO, the Reporting Persons reserve the right to purchase Shares of the Issuer.

The Reporting Persons previously filed on July 13, 2012, as amended on July 20, 2012, a preliminary proxy statement with the Securities and Exchange Commission in connection with their solicitation of proxies in opposition to certain proposals (the “Transaction Proposals”) in connection with the transaction contemplated by the Merger Implementation Agreement, dated as of April 22, 2012, by and among the Issuer and Biota Holdings Limited, a Melbourne, Australia company, pursuant to which each outstanding ordinary share of Biota capital stock will be acquired by the Issuer in exchange for newly issued Shares of the Issuer pursuant to a scheme of arrangement under Australian corporate law (the “Transaction”).  The Reporting Persons continue to oppose the Transaction and to the extent that the Issuer proceeds to seek stockholder approval of the Transaction Proposals and at such time the Reporting Persons remain a stockholder of the Issuer, the Reporting Persons intend to solicit proxies in opposition to the Transaction Proposals.

CUSIP NO. 629519109

Item 5.	Interest in Securities of the Issuer.

Items 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each Reporting Person is based upon 42,877,226 Shares outstanding as of May 15, 2012, which is the total number of Shares outstanding as reported in the Issuer’s preliminary proxy statement on Form PREM 14A filed with the Securities and Exchange Commission on June 8, 2012.

As of the close of business on July 25, 2012, Mangrove Fund beneficially owned 3,530,297 Shares, constituting approximately 8.2% of the Shares outstanding.  Mangrove Partners, as the investment manager of Mangrove Fund, may be deemed the beneficial owner of the 3,530,297 Shares owned by Mangrove Fund.   Mangrove Capital, as the general partner of Mangrove Fund, may be deemed the beneficial owner of the 3,530,297 Shares owned by Mangrove Fund.  Mr. August, as a Director of each of Mangrove Partners and Mangrove Capital, may be deemed the beneficial owner of the 3,530,297 Shares owned by Mangrove Fund.

Items 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 629519109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2012

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL,
General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
NATHANIEL AUGUST

CUSIP NO. 629519109

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

THE MANGROVE PARTNERS FUND, L.P.

2,219	1.6100	07/18/2012
61,709	1.6200	07/20/2012
17,775	1.6100	07/23/2012
45,363	1.6100	07/24/2012